SAG Holdings Limited

14 Ang Mo Kio Street 63

Singapore 569116

September 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	SAG Holdings Limited
Amendment No. 20 to Registration Statement on Form F-1
File No. 333-267771

Ladies and Gentlemen:

SAG Holdings Limited (the “Company”) has submitted the Company’s Amendment No. 20 to Registration Statement on Form F-1 today as an exhibits-only filing in order to provide a current consent of auditor. Please note that the cover page includes delaying amendment language, as referred to in prior correspondence.

If you have any questions regarding this filing, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Jimmy Neo
By:	Jimmy Neo
Chief Executive Officer & Executive Director

cc:	David L. Ficksman
R. Joilene Wood